Exhibit 23(d)

                                February 26, 1999


Mr. William E. Gross
Denbury Management, Inc.
17304 Preston Road, Suite 200
Dallas, Texas  75252

Dear Mr. Gross:

          In accordance with your request, we have estimated the proved and probable reserves and future revenue, as of December 31, 1998, to the Denbury Management, Inc. (DMI) interest in certain oil and gas properties located in Louisiana, Mississippi, Ohio, and Texas as listed in the accompanying tabulations. This report has been prepared using constant prices and costs as set forth in this letter. For the proved reserves, this report conforms to the guidelines of the Securities and Exchange Commission (SEC). However, inasmuch as the SEC does not recognize probable reserves, the sections of this report dealing with such reserves should not be used in filings with the SEC.

         As presented in the accompanying summary projections, Tables I through V, we estimate the net reserves and future net revenue to the DMI interest, as of December 31, 1998, to be:


                                         Net Reserves                            Future Net Revenue
                              ----------------------------------      -----------------------------------------
                                    Oil                Gas                                      Present Worth
        Category                 (Barrels)            (MCF)                 Total                  at 10%
-------------------------     ---------------    ---------------      ------------------      -----------------
Proved Developed
   Producing                       10,961,908         19,505,074        $     78,347,000        $    64,250,600
   Non-Producing                    9,395,088         25,489,761              75,771,900             42,660,300
Proved Undeveloped                  7,892,514          3,807,871              26,621,000              8,108,400
                              ---------------    ---------------      ------------------      -----------------

     Total Proved                  28,249,510         48,802,706        $    180,739,900        $   115,019,300
                              ===============    ===============      ==================      =================
     Probable (1)                  23,095,457         62,244,431             177,599,500             82,690,500
                              ===============    ===============      ==================      =================

(1)  These reserves are not risk weighted.



         The oil reserves shown include crude oil, condensate, and gas plant liquids. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are


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

expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

         As shown in the Table of Contents, this report includes summary projections of reserves and revenue for each state by reserve category along with one-line summaries of reserves, economics, and basic data by lease. Supplemental data summaries are also included by reserve category for each state. For the purposes of this report, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, proved undeveloped, and probable reserves. No study was made to determine whether possible reserves might be established for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

         Future gross revenue to the DMI interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

         Oil prices used in this report are based on either a December 31, 1998 NYMEX West Texas Intermediate spot price of $12.05 per barrel, adjusted by lease for gravity, transportation fees, and regional price differentials, or the contract price. For the Apollo, Heidelberg, Sandersville, and South Thompson Creek Fields, oil prices are held constant at current contract floor prices until contract expiration. These prices are then reduced to the December 31, 1998 NYMEX West Texas Intermediate spot price of $12.05 per barrel, adjusted by lease for gravity, transportation fees, and regional price differentials, and held constant thereafter. All other oil prices are held constant in accordance with SEC guidelines. The natural gas liquids price used for Eucutta Field, Mississippi, is $6.50 per barrel and is held constant in accordance with SEC guidelines.

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


         Gas prices used in this report are based on a December 1998 NYMEX Henry Hub natural gas settlement price of $2.15 per MMBTU, adjusted by lease for transportation fees, BTU content, and regional price differentials. These prices are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of DMI. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of DMI are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the DMI interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on DMI receiving its net revenue interest share of estimated future gross gas production.

         The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates up or down in the future as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The

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

data used in our estimates were obtained from Denbury Management, Inc.; other interest owners; various operators of the properties; and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.



                                                  Very truly yours,





DMA:EIB




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